UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 ___________________________

Andeavor
(Name of Issuer)
 ___________________________
Common Stock, par value of $0.16 2⁄3 per share
(Title of Class of Securities)
03349M105
(CUSIP Number)
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2018
(Date of Event Which Requires Filing of this Statement)
___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marathon Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,841,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,841,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.2% (1), (2)
14	TYPE OF REPORTING PERSON HC; CO

(1) Beneficial ownership of the Andeavor Common Shares referred to herein is being reported hereunder solely because Marathon Petroleum Corporation may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Marathon Petroleum Corporation that it is the beneficial owner of any of the Andeavor Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).
(2) Based upon 151,122,485 Andeavor Common Shares issued and outstanding as of April 26, 2018, as represented by the Issuer in the Merger Agreement (as detailed herein).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mahi Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,841,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,841,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.2% (1), (2)
14	TYPE OF REPORTING PERSON* CO
(1) Beneficial ownership of the Andeavor Common Shares referred to herein is being reported hereunder solely because Mahi Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mahi Inc. that it is the beneficial owner of any of the Andeavor Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).
(2) Based upon 151,122,485 Andeavor Common Shares issued and outstanding as of April 26, 2018, as represented by the Issuer in the Merger Agreement (as detailed herein).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mahi LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,841,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,841,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.2% (1), (2)
14	TYPE OF REPORTING PERSON* OO
(1) Beneficial ownership of the Andeavor Common Shares referred to herein is being reported hereunder solely because Mahi LLC may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mahi LLC that it is the beneficial owner of any of the Andeavor Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).
(2) Based upon 151,122,485 Andeavor Common Shares issued and outstanding as of April 26, 2018, as represented by the Issuer in the Merger Agreement (as detailed herein).

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common stock, par value of $0.16 2⁄3 per share (the “Andeavor Common Shares”), of Andeavor, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1900 Ridgewood Pkwy, San Antonio, Texas, United States.

Item 2.	Identity and Background
The names of the persons filing this Statement are Marathon Petroleum Corporation, a Delaware corporation (“MPC”), Mahi Inc., a Delaware corporation and a wholly owned subsidiary of MPC (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company and a wholly owned subsidiary of MPC (“Merger Sub 2”, and together with MPC and Merger Sub 1, the “Reporting Persons”). Merger Sub 1 was formed for the sole purpose of merging with and into the Issuer, as described in Item 4 below. Merger Sub 2 was formed for the sole purposes of merging with the Issuer, with Merger Sub 2 surviving the merger as the surviving company, as described in Item 4 below.
The address of the principal business and the principal office of each of MPC, Merger Sub 1 and Merger Sub 2 is 539 South Main Street, Findlay, Ohio, United States. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A to this Statement.
During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
In connection with the Agreement and Plan of Merger (as defined below), MPC, Merger Sub 1, Merger Sub 2 and the Issuer entered into a Voting Agreement, dated April 29, 2018 (the “Voting Agreement”), with Paul L. Foster and Franklin Mountain Investments, LP (collectively, the “Stockholder”), with respect to the transactions contemplated by the Merger Agreement. The Andeavor Common Shares to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds were expended in connection with the Voting Agreement. For a description of the Voting Agreement, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of the Transaction
On April 29, 2018, MPC, the Issuer, Merger Sub 1 and Merger Sub 2 entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub 1 will merge with and into the Issuer (the “First Merger”), with the Issuer surviving the First Merger as a wholly owned subsidiary of MPC, and immediately after the consummation of the First Merger, the Issuer will merge with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”) with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of MPC.
Subject to the terms and conditions set forth in the Merger Agreement, upon consummation of the First Merger, each of the Andeavor Common Shares issued and outstanding immediately prior to the effective time of the First Merger (excluding Andeavor Common Shares owned by MPC, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly owned subsidiary of MPC, the Andeavor Common Shares as to which appraisal rights are perfected in accordance with applicable law and the Andeavor Common Shares owned by the Issuer or any direct or indirect wholly owned subsidiary of the Issuer) will be converted into and become exchangeable for, at the election of the holder of such Andeavor Common Share, either (a) $152.27 in cash or (b) 1.87 shares of common stock, par value $0.01 per share, of MPC, in each case without interest, and subject to the proration provisions discussed below.
Cash elections and stock elections, as applicable, will be subject to proration if cash elections are made in respect of more or less than 15% of the outstanding Andeavor Common Shares on a fully diluted basis. Andeavor Common Shares in respect of which no cash election or stock election is validly made will be deemed to be Andeavor Common Shares in respect of which stock elections have been made.
The Merger Agreement has been approved by the respective boards of directors or members, as applicable, of MPC, Merger Sub 1, Merger Sub 2 and the Issuer. Consummation of the Merger is subject to customary conditions, including the approval of the Merger by shareholders representing a majority of the Andeavor Common Shares outstanding and entitled to vote.
This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement, which is attached hereto as Exhibits 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
In connection with the Merger, the Stockholder entered into the Voting Agreement with the Issuer, MPC, Merger Sub 1 and Merger Sub 2. Pursuant to the Voting Agreement, during the period beginning on the execution of the Voting Agreement and ending on the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement and (iii) the occurrence of an Adverse Company Recommendation Change (as defined in the Merger Agreement), the Stockholder has agreed, among other things, to vote its respective Andeavor Common Shares in favor of approval of the Merger.
As a result of the execution of the Voting Agreement and the limited proxy granted therein, each of MPC, Merger Sub 1 and Merger Sub 2 may be deemed to beneficially own, and have shared voting power with respect to, the 7,841,425 Andeavor Common Shares beneficially owned by the Stockholder that are subject to the Voting Agreement (the “Subject Shares”), based on the Stockholder’s representations in the Voting Agreement. The Subject Shares do not include the shares that are subject to that certain trading plan, dated as of November 14, 2017, by and between Goldman Sachs & Co. LLC and the Stockholder, entered into for purposes of Rule 10b5-1 of the Exchange Act, that was in effect as of April 29, 2018. Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Subject Shares referred to herein for any purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).
The Subject Shares constitute approximately 5.2% of the issued and outstanding Andeavor Common Shares, based on the Issuer’s representation in the Merger Agreement that there were 151,122,485 Andeavor Common Shares issued and outstanding as of April 26, 2018.
The Stockholder has agreed to vote all of the Andeavor Common Shares subject to the Voting Agreement in favor of the Merger and to take certain other specified actions in furtherance of the Merger.
This summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to a copy of the Voting Agreement, which is attached hereto as Exhibits 99.2 and incorporated herein by reference.
Except for the Voting Agreement, the Merger Agreement and the transactions contemplated by those agreements, none of the Reporting Persons has effected any transaction in the Andeavor Common Shares during the past 60 days. To the Reporting Persons’ knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Stockholder.
To the Reporting Persons’ knowledge, no Andeavor Common Shares are beneficially owned by any of the persons listed on Schedule A to this Statement except as stated therein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule A has effected any transactions in Andeavor Common Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described in Items 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit No.	Description
99.1
Agreement and Plan of Merger, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Marathon Petroleum Corporation, filed on April 30, 2018)

99.2
Voting and Support Agreement, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc., Mahi LLC, Paul L. Foster and Franklin Mountain Investments, LP. (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Marathon Petroleum Corporation, filed on April 30, 2018)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 9, 2018

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Corporate Secretary and Chief Compliance Officer

MAHI INC.

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Secretary

MAHI LLC

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Secretary

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.
Board of Directors of Marathon Petroleum Corporation

Name	Present Principal Occupation or Employment	Citizenship
Gary R. Heminger	Chairman and Chief Executive Officer and Director Marathon Petroleum Corporation	United States
Abdulaziz F. Alkhayyal	Retired Senior Vice President Industrial Relations, Saudi Aramco	Saudi Arabia
Evan Bayh	Senior Advisor Apollo Global Management	United States
Charles E. Bunch[1]	Retired Chairman and Chief Executive Officer PPG Industries, Inc.	United States
Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	United States
Donna A. James	Managing Director Lardon & Associates, LLC	United States
James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	United States
Frank M. Semple	Retired Chairman, President and Chief Executive Officer MarkWest Energy Partners, L.P.	United States
J. Michael Stice	Dean of the Mewbourne College of Earth & Energy The University of Oklahoma	United States
John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	United States

1Mr. Bunch beneficially owns 57 Andeavor Common Shares with the sole power to vote or direct the vote and to dispose or to direct the disposition of such shares.

Executive Officers of Marathon Petroleum Corporation

Name	Position	Citizenship
Gary R. Heminger	Chairman and Chief Executive Officer	United States
Raymond L. Brooks	Senior Vice President, Refining	United States
Suzanne Gagle	Vice President and General Counsel	United States
Timothy T. Griffith	Senior Vice President and Chief Financial Officer	United States
Thomas Kaczynski	Vice President, Finance and Treasurer	United States
Thomas M. Kelley	Senior Vice President, Marketing	United States
Anthony R. Kenney	President, Speedway LLC	United States
C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	United States
John J. Quaid	Vice President and Controller	United States
David R. Sauber	Senior Vice President, Human Resources, Health and Administrative Services	United States
Donald C. Templin	President	United States

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Mahi Inc. is set forth below. The business address for each director and executive officer is c/o Mahi Inc., 539 South Main Street, Findlay, Ohio, United States. Each director and executive officer is a citizen of the United States.
Board of Directors of Mahi Inc.

Name	Present Principal Occupation or Employment
Gary R. Heminger	Chairman and Chief Executive Officer and Director Marathon Petroleum Corporation
Timothy T. Griffith	Senior Vice President and Chief Financial Officer Marathon Petroleum Corporation
Donald C. Templin	President Marathon Petroleum Corporation

Executive Officers of Mahi Inc.

Name	Position
Gary R. Heminger	President
Donald C. Templin	Vice President
Timothy T. Griffith	Treasurer
Molly R Benson	Secretary

Mahi LLC is managed by its member, Marathon Petroleum Corporation. The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the member representative and each executive officer of Mahi LLC is set forth below. The business address for the member representative and each executive officer is c/o Mahi LLC, 539 S. Main Street, Findlay, Ohio, United States. The member representative and each executive officer is a citizen of the United States.
Member Representative of Mahi LLC

Name	Present Principal Occupation or Employment
Gary R. Heminger	Member Representative Chairman and Chief Executive Officer and Director, Marathon Petroleum Corporation

Executive Officers of Mahi LLC

Name	Position
Gary R. Heminger	President
Donald C. Templin	Vice President
Timothy T. Griffith	Treasurer
Molly R Benson	Secretary